Exhibit (a)(5)(CLXXI)

FINAL TRANSCRIPT

Conference Call Transcript

ORCL—Oracle Announces Best and Final PeopleSoft Offer of $24 Per Share

Event Date/Time: Nov. 01. 2004 / 8:45AM ET

Event Duration: 15 min

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FINAL TRANSCRIPT

CORPORATE PARTICIPANTS

Nancy Lee

Oracle Corporation—IR

Jeff Henley

Oracle Corporation—Chairman

Harry You

Oracle Corporation—CFO, EVP

CONFERENCE CALL PARTICIPANTS

Heather Bellini

UBS—Analyst

Jason Maynard

Merrill Lynch—Analyst

Robert Stimson

Banc of America—Analyst

Adam Holt

J.P. Morgan—Analyst

PRESENTATION

Operator

Good day, everyone, and welcome to today’s Oracle Corporation conference call. Today’s conference is being recorded. At this time I would like to introduce Oracle Corporation’s Investor Relations senior manager, Nancy Lee. Ms. Lee, please go ahead.

Nancy Lee—Oracle Corporation—IR

Thank you, operator. Good morning everyone and welcome to Oracle Corporation’s conference call. I would like to introduce Executive Vice President and Chief Financial Officer, Harry You and Chairman, Jeff Henley. Today’s call will begin with an overview of the amended tender offer to purchase PeopleSoft. The discussion will then be followed by a Q&A session.

Before we begin, I appreciate your patience as I review the required Safe Harbor and tender offer statement. Our discussion may include predictions, estimates or other information that might be considered forward-looking. While these forward-looking statements represent our current judgment on what the future holds, they are subject to risk and uncertainties that could cause actual results to differ materially. You are cautioned not to place undue reliance on these forward-looking statements which reflect our opinions only as of the date of this discussion.

Please keep in my mind that we are not obligating ourselves to revise or publicly release the results of any revision to these forward-looking statements in light of new information or future events. Throughout today’s discussion we will attempt to present some important factors relating to our business that may affect our predictions. You should also review our most recent form 10-K and form 10-Q for a more complete discussion of our risk factors. The solicitation and the offer to buy PeopleSoft common stock is only made pursuant to the offer to purchase and related materials that Oracle Corporation and Pepper Acquisition Corporation filed on June 9, 2003 as amended and restated on February 12, 2004 and as subsequently amended.

Stockholders should read the amended and restated offer to purchase and related materials carefully because they contain important information including the terms and conditions of the offer. Stockholders can obtain the amended and restated offer to purchase and related materials free at the SEC’s website at www.SEC.gov from Credit Suisse First Boston, the deal manager for the offer, from Mackenzie Partners, the information agent for the offer or from Oracle Corporation. With that, I will turn the call over to Jeff Henley.

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FINAL TRANSCRIPT

ORCL - Oracle Announces Best and Final PeopleSoft Offer of $24 Per Share

Jeff Henley—Oracle Corporation—Chairman

Thanks, Nancy. Good morning and thanks for joining the call. I will briefly discuss the amended offer that we announced this morning, then I will turn it over to Harry to discuss the impact of this transaction on Oracle, and then we will take a few questions. Last week the European Commission cleared Oracle’s offer for PeopleSoft. That, of course, followed the favorable judgment in the U.S. antitrust case.

Oracle is now cleared of the last significant regulatory hurdle to our closing this transaction. At this point the PeopleSoft Board of Directors is the only obstacle for shareholder consideration of our offer. We think the time has come for the stockholders of PeopleSoft to determine the outcome. As a result, we are presenting our best and final offer. We are raising our offer to $24 per share in cash which values this transaction at approximately $9.2 billion. At $24 our final offer is nearly 60 percent higher than the closing price the day prior to our original offer, and is above the 52-week high closing price.

We also believe that the price is substantially higher than where PeopleSoft shares would trade if it were not for our offer. We are eliminating most of the conditions related to the offer. The principal remaining conditions to the offer redeeming the poison pill and clearing the transaction under Delaware Section 203 are within the control of PeopleSoft’s Board. To repeat it is our best and final offer. We have communicated this to PeopleSoft’s Board and device (ph) Chancellor Strine of Delaware Chancery Court.

Our offer expires on November 19 and we intend to withdraw our offer at that time unless more than 50 percent of PeopleSoft’s outstanding shares have been tendered into our offer. If we have received a greater than 50 percent tender at that time, then we will complete the offer assuming PeopleSoft’s Board it has redeemed the poison pill and cleared the transaction under section 203.

If the Board fails to take this action, then we will look to the Delaware Chance Record for the appropriate action. We will be meeting with PeopleSoft stockholders to explain our amended offer. If stockholders want this offer, they must tender by November 19. We have communicated our offer to the PeopleSoft Board and told them that we are still interested in entering into a definitive merger agreement at $24 per share. We believe that this remains the best path for PeopleSoft stockholders and for all other constituencies. So let me turn the call over to Harry.

Harry You—Oracle Corporation—CFO, EVP

Thank you, Jeff. Let me go through the financials on this potential transaction. This transaction remains accretive to our stockholders excluding amortization of intangibles and the earnings contribution will expand over time. Our goal is to make the transaction GAAP accretive by the end of the second year. The transaction will maintain and potentially enhance Oracle’s growth in revenues, operating income, cash flow and EPS.

Oracle’s management team has extensive experience in cost reduction and efficiency programs, and we believe that the cost savings are significant and readily achievable. Once the transaction is complete, we will provide revenue and earnings guidance for the combined company. We believe that this transaction can raise our organic growth rate in at least three areas. First in the area of cross selling and up selling, we believe we can sell additional modules to PeopleSoft customers, many of whom have fragmented systems from multiple vendors.

Second, in our on demand area Oracle has the world-class outsourcing service to offer PeopleSoft customers. And third, in the area of technology we can offer one-stop shopping to PeopleSoft customers for both applications and infrastructure to include data warehousing, application servers, collaboration tools, data hubs and business intelligence. We are making our final offer from a position of strength. We are coming off a solid fiscal year ‘04 with increasing revenues and earnings per share. We have one of the highest operating margins in the software industry. We have confidence in our strategy, underlying business, product lines and ability to manage acquisitions.

Our product line is the strongest it has ever been. We think we are in a great position to increase already high returns for our shareholders. In conclusion and most important for Oracle’s shareholders, as Jeff has described, our best and final offer today will bring closure on November 19 to our acquisition of PeopleSoft. Let me turn the call back to Jeff.

Jeff Henley—Oracle Corporation—Chairman

Okay. Our tender offer has been outstanding for an extraordinary 17 months. To repeat we believe that our best and final offer of $24 per share represents a substantial premium to the price at which PeopleSoft shares would trade, but for our offer. We believe the premium over the stock’s real value as opposed to our deal value is the only meaningful benchmark stockholders’ review is relevant because our offer will expire. We look forward to completing the acquisition of PeopleSoft and now we will take a few questions.

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FINAL TRANSCRIPT

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS) Heather Bellini with UBS.

Heather Bellini—UBS—Analyst

Thanks Jeff and Harry. I was wondering your comments about offering PeopleSoft 9, does that change the cost synergies that you expected when you first announced the deal about a year and a half ago? And if not, can you talk about if Safra’s cost synergies that she outlined at the trial this summer, if those would still hold? Thank you.

Jeff Henley—Oracle Corporation—Chairman

Yes, I think as we have gone through and examined both the CAPs, but also just gotten feedback from customers that we have decided that it will make sense to put more effort into the PeopleSoft offering. We’ve always said we would support it for 10 years. And I think we’ve concluded that we will inevitably come up with a next release, a version 9. So there is some additional cost from what we had originally contemplated, yes.

Heather Bellini—UBS—Analyst

You are still saying, then, I think Harry said GAAP accretive by the end of the second year but pro forma accretive, could we still say that would come in the first 12 months?

Harry You—Oracle Corporation—CFO, EVP

Yes, by the end of the twelve-month period we expect to be pro forma accretive. Yes, Heather.

Heather Bellini—UBS—Analyst

Great. Thanks, Harry.

Operator

Jason Maynard with Merrill Lynch.

Jason Maynard—Merrill Lynch—Analyst

One question on process here. Can you maybe talk about any conversation or dialog that you have had that would encourage you, the things that would encourage you that the PeopleSoft Board is open to this? Or when you raised that note of the best and final offer is this still viewed as the primary obstacle in terms of completing a transaction?

Jeff Henley—Oracle Corporation—Chairman

Is the poison pill the primary problem?

Jason Maynard—Merrill Lynch—Analyst

In PeopleSoft’s Board willingness to negotiate?

Jeff Henley—Oracle Corporation—Chairman

I think so. I think so far they have refused to negotiate. They have been very clear that they do not what to negotiate irrespective of what they may have said in the trial, they said a lot of things in the recent trial. So I think our view is that we are still willing and want to, not negotiate but we certainly want to get a definitive agreement. That would be the quickest way for the Board. We have put out a tremendous price now. We vowed to the judge, he’s asked us for our best and final; we think we’ve done that and we think it’s a very rich price. And so we are hopeful that the Board will finally sit down and get a definitive agreement finished with us here. If not, it’s really up to the shareholders.

Jason Maynard—Merrill Lynch—Analyst

So in this case the judge asked for the best and final offer?

Jeff Henley—Oracle Corporation—Chairman

That’s correct.

Jason Maynard—Merrill Lynch—Analyst

Okay. Thank you.

Operator

Robert Stimson with Bank of America.

Robert Stimson—Banc of America—Analyst

Maybe you can give a little color on the tender process itself. Jeff, to date, how many shares have been tendered so far, and then maybe you can just give us a sense of what you’re going to be doing over the next few weeks to get you over the 50 percent mark. Then I have a quick follow-up.

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FINAL TRANSCRIPT

ORCL - Oracle Announces Best and Final PeopleSoft Offer of $24 Per Share

Jeff Henley—Oracle Corporation—Chairman

Harry, you want to go through the process?

Harry You—Oracle Corporation—CFO, EVP

We expect, as we described in our press release and in our comments, Bob, to be actively discussing this transaction with our shareholders and PeopleSoft shareholders and reiterating the merits that we have described in the past as well as why this transaction makes financial sense. And I think that clearly is going to be the most important activity here through November 19.

Robert Stimson—Banc of America—Analyst

Now let’s just assume you get the 50 percent tender, and let’s just make up a number, say 60 percent of the shares are tendered. What do you now do?

Jeff Henley—Oracle Corporation—Chairman

Well, as we have said in the comments we made this morning, there’s a couple things that can happen. Hopefully by then, hopefully well before, but if not by then the Board of PeopleSoft would get rid of its poison pill. If not, we will turn to the judge and ask that the judge get rid of the pill. So I think those are the most immediate two things that would hopefully happen one way or the other to remove the pill.

Robert Stimson—Banc of America—Analyst

Okay, so we don’t have to go through the formal—the judge will decide in the end and we don’t have to go through the formalities of new board members, voting out the poison pill etc. It really will rest with the management of PeopleSoft and/or the judge?

Harry You—Oracle Corporation—CFO, EVP

I think Bob there is incredible clarity to what we’ve described here. I think by November 19, as I described we are going to see a resolution of this situation.

Robert Stimson—Banc of America—Analyst

Great. Thanks a lot.

Operator

Adam Holt with J.P. Morgan.

Adam Holt—J.P. Morgan—Analyst

Good morning. Given that there has been a previously, a higher price associated with the transaction, can you talk a little bit about the assumptions you used either in terms of revenue. Or maybe some of the changes to come across either to you $24 share price?

Harry You—Oracle Corporation—CFO, EVP

Adam, as Jeff described to the earlier question, clearly there have been some issues that have changed. We’ve factored that into our models. We feel we are giving our best and final offer. The transaction is at a level where it is still acceptable to our shareholders and to the management team. But clearly there has been since the time of the offer you are referring to there has been a degradation in the PeopleSoft business, as well as other issues like the CAP situation, which have come into play which we have taken into account.

Adam Holt—J.P. Morgan—Analyst

: And just along that line, going back to the comments about PeopleSoft 9, will that be a maintenance only upgrade for PeopleSoft customers, or will you actively market that alongside the Oracle applications? Thanks.

Jeff Henley—Oracle Corporation—Chairman

I wouldn’t use the word maintenance. I think we’ve put in taxes and such as you would in a maintenance lease, but I think we would intend to put some degree of new functionality and so forth. I don’t believe that our position has changed. I don’t think we are going to be out actively marketing two different products, I don’t think we have any different feeling than we have ever had on that matter.

Adam Holt—J.P. Morgan—Analyst

Thank you.

Operator

And that concludes your question-and-answer session. Also at this time, we will conclude today’s conference. Thank you everyone for joining us for today’s Oracle conference. You may now disconnect.

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FINAL TRANSCRIPT

ORCL - Oracle Announces Best and Final PeopleSoft Offer of $24 Per Share

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